UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1
to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Marvell Technology Group Ltd.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Shares, Par Value $0.002 Per Share

(Title of Class of Securities)

G5876H105

(CUSIP Number of Class of Securities)

(Underlying Options to Purchase Common Stock)

Michael Rashkin

Interim Chief Financial Officer

Marvell Technology Group Ltd.

Canon’s Court, 22 Victoria Street

Hamilton HM 12, Bermuda

(441) 296-6395

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Carmen Chang, Esq.
Tom Savage, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road

Palo Alto, CA 94304
Tel: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$367,845,275	$11,293

*                 Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common shares that are eligible for the offer will be tendered pursuant to this offer. These options have an aggregate value of $367,845,275 as of November 9, 2007, calculated based on a modified Black-Scholes-Merton option pricing model.

**          The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the value of the transaction.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                        Amount Previously Paid:                                 $11,293

                        Form or Registration No.:                               SC TO-I

                        Filing Party:                                                                                                       Marvell Technology Group, Ltd.

                        Date Filed:                                                                                                             November 13, 2007

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

                        ☐            third-party tender offer subject to Rule 14d-1.

                        ☒          issuer tender offer subject to Rule 13e-4.

                        ☐            going-private transaction subject to Rule 13e-3.

                        ☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Marvell Technology Group Ltd., a Bermuda company (“Marvell” or the “Company”), with the Securities and Exchange Commission on November 13, 2007 relating to the offer by the Company (the “Offer”) to amend certain outstanding options and receive restrictive stock unit (“RSU”) grants and/or cash payments as set forth under the Offer to Amend the Exercise Price of Certain Options dated November 13, 2007 (the “Offer to Amend”), which was filed as Exhibit (a)(1)(A) to the Schedule TO.

This Amendment, which is the final amendment to the Schedule TO, is being filed to report the results of the Offer, as required under Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Item 4.    Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended by adding the following sentences:

The Offer expired at 9:00 p.m., Pacific Time, on December 12, 2007.  Pursuant to the terms of the Offer, the Company has accepted for amendment options to purchase an aggregate of 35,196,331 shares of the Company’s common stock. In connection with the surrender of those options for amendment, the Company has amended those options effective immediately following the expiration of the Offer and will issue to the holders of such amended options rights to receive (1) RSUs covering an aggregate of 3,346,785 shares of the Company’s common stock and (2) cash payments totaling $19,570.17 in the aggregate.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MARVELL TECHNOLOGY GROUP LTD.

/s/ Michael Rashkin
Michael Rashkin
Interim Chief Financial Officer

Date:  December 14, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Amend the Exercise Price of Certain Options, dated November 13, 2007

(a)(1)(B)*	Email to all eligible employees from Michael Rashkin, dated November 13, 2007

(a)(1)(C)*	Tender offer election form

(a)(1)(D)*	Form of addendum

(a)(1)(E)*	Forms of acknowledgement of receipt of election relating to the offer

(a)(1)(F)*	Forms of reminder emails

(a)(1)(G)*	Form of right to RSU grant and/or cash payment and option amendment

(a)(1)(H)*	Screen shots of offer website at https://amend409options.marvell.com/stockselfservice/login.aspx

(a)(1)(I)*	Eligible employee presentation materials

(b)	Not applicable

(d)(1)

Amended and Restated 1995 Stock Option Plan (incorporated by reference to Exhibit 10.24 of the registrant’s quarterly report on Form 10-Q for the period ended July 30, 2005 as filed on September 8, 2005)

(d)(2)*	Amended and Restated 1995 Stock Option Plan Form of Option Agreement

(d)(3)*	Amended and Restated 1995 Stock Option Plan Form of Restricted Stock Unit Agreement

(g)	Not applicable

(h)	Not applicable

*Previously filed